Exhibit 21.1

SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Organization	Assumed Names

Cheniere Energy Investments, LLC	Delaware	None

Sabine Pass LNG-LP, LLC	Delaware	None

Sabine Pass LNG-GP, Inc.	Delaware	None

Sabine Pass LNG, L.P.	Delaware	None